David G. Peinsipp

+1 415 693 2177

dpeinsipp@cooley.com

April 1, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Anne Nguyen Parker
J. Nolan McWilliams
Melissa Raminpour
Melissa Gilmore

Re:	Uber Technologies, Inc.
Amendment No. 2 to
Draft Registration Statement on Form S-1
Submitted March 12, 2019
CIK No. 0001543151

Ladies and Gentlemen:

On behalf of Uber Technologies, Inc. (“Uber” or the “Company”), we are submitting this letter and the following information in response to a letter, dated March 27, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s amended Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) submitted to the Commission on March 12, 2019. We are also sending a copy of this letter to the Staff.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Draft Registration Statement.

Notes to Consolidated Financial Statements

Note 14—Segment Information, page F-51

1.

Please expand on your discussion of the basis for determining compensation for each individual that reports to the CODM included in your response letter dated February 15, 2019 to the seventh bullet of comment 34 in our letter dated February 1, 2019 (prior comment 34). In this regard, please describe in specific detail any financial, revenue, and other performance goals (e.g., profitability) that are included in the determination of each individual’s compensation, as well as the vesting conditions related to grants of any share-based awards. Your response should address how compensation was determined during 2018 and any changes you expect for 2019.

Cooley LLP        101 California Street        5th Floor        San Francisco, CA        94111-5800

t: (415) 693-2000    f: (415) 693-2222    cooley.com

Confidential treatment requested by Uber Technologies, Inc. pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

April 1, 2019

Page Two

In 2018, the compensation packages of the CODM and the CODM’s direct reports contained cash and equity compensation, with significant equity compensation components. The equity components vest based on continued employment (generally four years) and can include vesting based on the overall development of the Company’s business as measured by the occurrence of a liquidity event, such as an IPO, in which the Company achieves a valuation of $100-120 billion, and safety improvement. These metrics do not, however, include financial, revenue or other financial performance goals other than those specified below.

The CODM, who works closely with the Company’s compensation consultants and Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”), makes compensation recommendations regarding his direct reports based on their individual responsibilities and the criticality of their role to the Company, and not on specific metrics or quantitative goals. In making this compensation determination, the CODM considers Company-wide performance, as well as the responsibilities of the individual whose compensation is being determined. The CODM has not established specific financial, revenue or other performance goals that are used in the determination of his direct reports’ compensation other than those specified below.

The exceptions to the foregoing include the performance goals found in the 2018 restricted stock unit (“RSU”) awards for Barney Harford, the Company’s COO, Eric Meyhofer, the Company’s head of Advanced Technologies Group, and Dara Khosrowshahi, the Company’s CEO and CODM. Mr. Harford and Mr. Khosrowshahi both received RSU awards that were tied to Company-wide revenue growth, safety improvement, and a liquidity event. Specifically, the 2018 RSUs for these individuals were subject to the following performance goals:

•

“Revenue Growth” (defined as the Company’s compounded annual growth rate from the base year of 2017) — if at least 30%, then 1/3 of the shares underlying the RSU award vest; if less than 30% but at least 20%, then 1/6 of the shares underlying the RSU award vest; otherwise, no shares vest;

•

“Safety Improvement” (defined as improvement to the Company’s safety record and incident rate over the baseline year of 2017) — if at least 15%, then 1/3 of the shares underlying the RSU award vest; if less than 15% but at least 10%, then 1/6 of the shares underlying the RSU award vest; otherwise, no shares vest; and

•	Completion of the initial public offering (“IPO”) — if IPO occurs on or before December 31, 2020, then 1/3 of the shares underlying the RSU award vest; otherwise, no shares vest.

In 2018, Mr. Meyhofer received an option to purchase shares of the Company’s common stock that included a performance-based vesting condition in addition to a time-based condition. The performance-based vesting condition of this award is met if the Company’s CEO determines that the Company has launched a commercial self-driving fleet of more than 1,000 vehicles.

The performance metrics in the foregoing equity awards were the only specific metrics used in setting compensation for the direct reports of the Company’s CODM.

Cooley LLP        101 California Street        5th Floor        San Francisco, CA        94111-5800

t: (415) 693-2000    f: (415) 693-2222    cooley.com

Confidential treatment requested by Uber Technologies, Inc. pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

April 1, 2019

Page Three

The Company and its Compensation Committee are finalizing performance metrics for the RSU grants to be issued to the CODM and his direct reports in 2019. The Company expects these metrics to include criteria based on diversity and inclusion performance over a three-year performance period. In addition to the performance targets noted above, the CODM has additional financial performance targets being contemplated for 2019, including; total Company Gross Bookings and Adjusted EBITDA, as well as Core Platform Contribution Profit (Loss). However, these targets are not yet finalized and may change.

2.

We note your description of the weekly and bi-weekly one-on-one meetings included in your response to the fifth bullet of prior comment 34. Additionally, based upon our understanding of these meetings from our March 21, 2019 call, we have the following comments:

•	Describe in further detail the nature of topics discussed and the type and content of information that is prepared in connection with these meetings, and;

These weekly and bi-weekly meetings are held with the CODM’s direct reports to share updates on operations and key initiatives such as new product launches, new markets being entered into, updates on technology and cybersecurity, pending legal matters, public policy and communications, progress of the IPO, and key contracts or government and regulatory matters. These reviews are informal in nature and formal materials or agendas are not prepared. These serve as a status meeting to discuss “top of mind” matters including the items listed above, and financial information is not regularly prepared or shared during these meetings.

•

Tell us whether any financial information is communicated verbally or in writing to the CODM during these meetings. If so, describe the nature of financial information being provided for profitability, and tell us both how often this occurs and the individuals involved in those meetings.

Financial information is not routinely prepared or expected to be discussed in these meetings and profitability information is not communicated in these meetings, either verbally or in writing.

Cooley LLP        101 California Street        5th Floor        San Francisco, CA        94111-5800

t: (415) 693-2000    f: (415) 693-2222    cooley.com

Confidential treatment requested by Uber Technologies, Inc. pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

April 1, 2019

Page Four

3.

Please describe in further detail the level of involvement of the CODM in making key operating decisions with respect to marketing strategy, including how those decisions are made at the product level, and for driver and rider incentives.

The CODM is responsible for approving a contribution profit (loss) budget for each of the Company’s Core Platform and Other Bets segments. Included in segment contribution profit (loss) is the marketing budget that has been allocated to the segments. The CODM is not involved in making key marketing decisions, including at a product level or for driver and rider incentives. His approval is only made at the segment level. The segment managers are responsible for allocating the marketing budget to products and regions within the segments. Marketing campaigns and incentive programs are typically performed by local marketing teams to achieve the overall business objectives as established by the segment manager for their respective segment. The CODM was consulted in the rebranding of the Company that occurred during 2018, which was specifically related to the overall Company image and not related to any particular segment, offering, product, or region.

4.	We note your responses to the fifth and sixth bullets of prior comment 34 and have the following comments:

•

Confirm the key financial measures and other metrics used by the CODM in assessing performance and allocating resources within your business, as well as how such measures are used by the CODM. In this regard, we note the performance measures discussed in the fifth bullet of your response used by the CODM to allocate resources. However, you also indicated in your call with us that the CODM is focused on category position.

As discussed in our response to prior comment 34, the CODM uses Gross Bookings, Trips, segment contribution profit (loss), segment adjusted net revenue and consolidated Adjusted EBITDA to assess performance and allocate resources. The CODM also uses category position as a metric to measure overall user engagement on the platform as compared to competitors in respective regions; however, as noted below, category position is not linked to any measure of profitability.

Category position is a metric the Company uses to assess the relative percentage of total Gross Bookings within a given region that is transacted on the Company’s platform as compared to competitors with ridesharing or food delivery offerings, as applicable. Category position is important to the Company’s long term success and an indicator of the Company’s performance when compared to competitors in a region and is a driver of user engagement on the platform including MAPCs and Trips. It is also a key indicator in the achievement of operating metrics such as Gross Bookings for the respective Ridesharing and Uber Eats products. The CODM is focused on maintaining a leading category position in regions where the Company operates. However, it is the responsibility of the segment managers to allocate resources within the segments that impact category position of individual products and offerings.

Cooley LLP        101 California Street        5th Floor        San Francisco, CA        94111-5800

t: (415) 693-2000    f: (415) 693-2222    cooley.com

Confidential treatment requested by Uber Technologies, Inc. pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

April 1, 2019

Page Five

•

Describe to us profitability information, if any, that is received by the CODM for each of Ridesharing and Uber Eats. Your response should address any profit or loss information at the product line level that is provided either verbally or in written materials, and should include a discussion of the frequency and context of such communication.

The CODM does not receive profitability information for Ridesharing or Uber Eats on a regular basis. However, in December 2018, during the budgeting process, the Core Platform and Other Bets segment managers shared with the CODM information regarding the components of the Core Platform and Other Bets segments (i.e., Ridesharing, Uber Eats, Uber Freight, and New Mobility), which included profitability information for each such component. This detail was shared with the CODM for informational purposes and understanding of the drivers of the budgets prepared by the segment managers (Core Platform and Other Bets). The CODM is not expecting to and will not receive any recurring information below the Core Platform and Other Bets segment level. The CODM monitors the performance of the Core Platform and Other Bets segments relative to budget and expects to make further budget adjustments based on the revenue and profitability of these segments.

5.	Please tell us how you considered ASC 280-10-50-3 with respect to the Advanced Technologies Group and Other Technology Programs when you identified your operating segments.

To date, the Advanced Technologies Group and Other Technology Programs initiatives have not had revenue-generating activities and primarily incur expenses related to research and development for technology that may benefit the Company in the future. The Company has determined that the operations of the Advanced Technologies Group and Other Technology Programs are not a business or operating segment due to the following facts and circumstances:

•

Development activities in the Advanced Technology Group and Other Technology Programs are still in early stage and the Company cannot reasonably assess if costs incurred in developing these new technologies can be recovered through future revenues.

•	The future benefit of the Advanced Technologies Group and Other Technology Programs to the Company’s activities is still uncertain.

•	There are also regulatory uncertainties, domestically and internationally, as there is no comprehensive regulatory framework that allows for widespread use of autonomous driving technology.

•

Although the CODM reviews monthly spend from the Advanced Technology Group and Other Technology Programs, there is no profitability measure or operating results that he could review since these programs represent a cost center. His assessment of this spend is tied to technological milestones, safety measures, and additional features or capabilities.

The Company notes that it has disclosed the research and development expenses related to the Advanced Technologies Group and Other Technology Programs as a reconciling item from the total segment contribution profit (loss) to loss from operations and further discusses these expenses

Cooley LLP        101 California Street        5th Floor        San Francisco, CA        94111-5800

t: (415) 693-2000    f: (415) 693-2222    cooley.com

Confidential treatment requested by Uber Technologies, Inc. pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

April 1, 2019

Page Six

in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Draft Registration Statement.

* * *

Please contact me at (415) 693-2177 or Siana Lowrey of Cooley LLP at (415) 693-2150 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ David Peinsipp

David Peinsipp

Cooley LLP

cc:	Tony West, Uber Technologies, Inc.
Keir Gumbs, Uber Technologies, Inc.
Siana Lowrey, Cooley LLP
Peter Mandel, Cooley LLP
Alan Denenberg, Davis Polk & Wardwell LLP
Emily Roberts, Davis Polk & Wardwell LLP

Cooley LLP        101 California Street        5th Floor        San Francisco, CA        94111-5800

t: (415) 693-2000    f: (415) 693-2222    cooley.com

Confidential treatment requested by Uber Technologies, Inc. pursuant to 17 C.F.R. §200.83.